SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         AMENDMENT NO. 7 TO SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           HEALTHCARE PROPERTIES, L.P.
                                (Name of Issuer)


                                DEPOSITARY UNITS
                         (Title of Class of Securities)


                                      NONE
                                 (CUSIP Number)

                             David R. Brickman, Esq.
                              Capital Realty Group
                         14160 Dallas Parkway, Suite 300
                               Dallas, Texas 75240
                                 (972) 770-5600
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  July 1, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Page 1 of 11  sequentially  numbered  pages.

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CUSIP No. NONE                        13D                    Page 2 of 11 Pages
          --------------



     1 NAME OF REPORTING PERSON: Capital Senior Living Communities, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not given


     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
          (See instructions)                                          (b) [ ]


     3    SEC USE ONLY


     4    SOURCE OF FUNDS (See instructions): WC


     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                           [ ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware


      NUMBER OF               7     SOLE VOTING POWER:
        SHARES
     BENEFICIALLY             8     SHARED VOTING POWER: 2,297,009
       OWNED BY
         EACH                 9     SOLE DISPOSITIVE POWER:
      REPORTING
     PERSON WITH              10    SHARED DISPOSITIVE POWER: 2,297,009


     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          2,297,009


     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See instructions)                                       [ ]


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 55.05%


     14   TYPE OF REPORTING PERSON (See instructions): PN




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CUSIP No. NONE                    13D                        Page 3 of 11 Pages
          --------------




     1    NAME OF REPORTING PERSON: Jeffrey L. Beck
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not given


     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
          (See instructions)                                         (b) [ ]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS (See instructions): Not applicable


     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [ ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION: USA

      NUMBER OF               7     SOLE VOTING POWER:
       SHARES
     BENEFICIALLY             8     SHARED VOTING POWER: 2,297,009
       OWNED BY
         EACH                 9     SOLE DISPOSITIVE POWER:
      REPORTING
     PERSON WITH              10    SHARED DISPOSITIVE POWER: 2,297,009


     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          2,297,009


     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See instructions)                                              [ ]


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 55.05%


     14   TYPE OF REPORTING PERSON (See instructions): IN





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CUSIP No. NONE               13D                            Page 4 of 11 Pages


     1    NAME OF REPORTING PERSON: James A. Stroud
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not given

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
          (See instructions)                                         (b) [ ]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS (See instructions): Not applicable


     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [ ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION: USA


      NUMBER OF               7     SOLE VOTING POWER:
       SHARES
     BENEFICIALLY             8     SHARED VOTING POWER: 2,297,009
       OWNED BY
         EACH                 9     SOLE DISPOSITIVE POWER:
      REPORTING
     PERSON WITH              10    SHARED DISPOSITIVE POWER: 2,297,009


     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          2,297,009


     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See instructions)                                              [ ]


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 55.05%


     14   TYPE OF REPORTING PERSON (See instructions): IN





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CUSIP No. NONE                       13D                     Page 5 of 11 Pages



Item 1.        Security and Issuer.

         (a)   Title of the class of equity securities:

               Depositary Units (the "Units")

         (b)   Name and address of the principal executive office of the issuer:

               Healthcare Properties, L.P. (the "Issuer")
               14160 Dallas Parkway, Suite 300
               Dallas, Texas  75240

Item 2.        Identity and Background.

     This statement is filed on behalf of Capital Senior Living Communities, L.P., a Delaware limited partnership ("Senior Living"), Jeffrey L. Beck ("Mr. Beck") and James A. Stroud ("Mr. Stroud") (Senior Living, Mr. Beck and Mr. Stroud are referred to herein collectively as the "Registrants").

     Senior Living. Senior Living owns and operates properties primarily in the health care industry. Retirement Living Communities, L.P. ("RLC"), an Indiana limited partnership, is the sole general partner of Senior Living. Capital Retirement Group, Inc., a Texas corporation ("Retirement"), is the sole general partner of RLC.

     Mr. Beck. Mr. Beck is a director and the Chief Executive Officer and Assistant Secretary of each of Capital Realty Group Senior Housing, Inc., a Texas corporation and the general partner of the Issuer ("Senior Housing") and Retirement and a shareholder or ultimate beneficial owner of both Senior Housing and Retirement. Mr. Beck also serves as an executive officer and director of certain affiliates of Senior Housing and Retirement engaged in the healthcare and real estate industries. Mr. Beck owns limited partnership interests in Senior Living and RLC.

     Mr. Stroud. Mr. Stroud is a director and the Chief Operating Officer and Secretary of each of Senior Housing and Retirement and an ultimate beneficial owner of both Senior Housing and Retirement. Mr. Stroud also serves as an executive officer and director of certain affiliates of Senior Housing and Retirement engaged in the health care and real estate industries. Mr. Stroud owns limited partnership interests in Senior Living and RLC.

     Each of Mr. Beck and Mr. Stroud is a citizen of the United States of America. The business address of each of the Registrants is 14160 Dallas Parkway, Suite 300, Dallas, Texas 75240.

     Information as to the names, residence or business addresses, present principal occupation or employment, and citizenship of the executive officers and directors of each of Senior Housing and Retirement is set forth in Appendix I, which is incorporated herein by reference.

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CUSIP No. NONE                        13D                   Page 6 of 11 Pages


     During the last five years, none of the Registrants and none of the persons named in Appendix I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors and except that Mr. Stroud pleaded guilty to driving under the influence charges in August 1992, in Dallas County Criminal Court and in June 1994, in Dallas County District Court, receiving probation, minor fines and community service, education and after care obligations) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Considerations.

     Senior Housing had previously purchased 390,485 Units of the Issuer for $390,485. Such purchases were effected with working capital funds internally generated by Senior Housing. As previously reported, Senior Housing sold all of the Units which Senior Housing owned in the Issuer to Senior Living.

     Senior   Living   has   purchased   2,297,009   Units  of  the  Issuer  for
$8,791,431.88.   Such  purchases  were  effected  with  working   capital  funds
internally generated by Senior Living.

Item 4.        Purpose of Transaction.

     The Registrants believe that the Units represent an attractive investment at the acquisition price paid for such investment. Consequently, the acquisition by Registrants of the Units has been made for investment purposes. However, each of the Registrants will continually evaluate the business, financial condition, and prospects of the Issuer, the price for Units, return on its investment, alternative investments, and conditions in the economy and in the industry in which the Issuer is engaged, with a view toward determining whether to hold, decrease, or increase its investment in Units. From time to time on or after the date of this statement, based upon its evaluation, the Registrants may sell all or a portion of their Units or may purchase additional Units, at varying prices in privately negotiated transactions and/or in other transactions. However, as of July 8, 1997, the Registrant has entered into an agreement to sell to an affiliated company certain of Registrant's assets including the Units.

     The Registrants have no current definitive plans, arrangement, or understanding to seek to cause the Issuer to be merged, reorganized, or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current management, capitalization, distribution policy, business, structure, partnership agreement or to cause the Units to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.        Interest in Securities of the Issuer.

     Senior Living owns in its own name and for its own account and has the power to vote and dispose of 2,297,009 Units of the Issuer or 55.05% of the outstanding Units. However, because Mr. Beck and Mr. Stroud are the ultimate beneficial owners and sole directors of Retirement, which is the sole general partner of the sole general partner of Senior Living (see Item 2 hereof),

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CUSIP No. NONE                         13D                   Page 7 of 11 Pages



Mr. Beck and Mr. Stroud may be deemed to be beneficial owners of these Units and to have shared power to vote and dispose of the Units owned by Senior Living.

     The original Schedule 13D dated December 8, 1993 filed by Senior Housing and Mr. Beck and Mr. Stroud reported purchase by Senior Housing of 376,869 Units at $1.00 per Unit pursuant to a tender offer. Subsequently, a purchase of 6,586 Units was rescinded. Thereafter, Senior Housing acquired in privately negotiated transactions the Units indicated at the price and on the dates shown on Appendix II to Amendment No. 1 to Schedule 13D. Effective May 1, 1996, Senior Housing sold all 390,485 Units which Senior Housing owned in the Issuer to Senior Living for $1,269,076.30. Senior Housing no longer owns any Units in the Issuer.

     Amendment No. 1 to Schedule 13D dated January 24, 1996 filed by Senior Housing, Mr. Beck, Mr. Stroud and Senior Living reported purchases by Senior Living of 294,613 Units in privately negotiated transactions at the prices and on the dates shown on Appendix III to Amendment No. 1 to Schedule 13D. Thereafter, Senior Living acquired 77,649 Units at $3.00 per Unit on February 1, 1996 in privately negotiated transactions, which purchases were reported in Amendment No. 2 to Schedule 13D. Thereafter, Senior Living reported purchases by Senior Living of 735,204 Units in privately negotiated transactions at the prices and on the dates set forth in Amendment No. 3 to Schedule 13D. Thereafter, Senior Living reported purchases by Senior Living of 152,063.8 Units in privately negotiated transactions at the prices and on the dates set forth in Amendment No. 4 to Schedule 13D. Thereafter, Senior Living reported purchases by Senior Living of 607,423 Units in privately negotiated transactions at the prices and on the dates set forth in Amendment No. 5 to Schedule 13D. Thereafter, Senior Living reported purchases by Senior Living of 134,397 Units in privately negotiated transactions at the prices and on the dates set forth in Amendment No. 6 to Schedule 13D. Subsequent to Amendment No. 6 to Schedule 13D, Senior Living has acquired the following number of Units, on the dates and at the prices indicated below, in privately negotiated transactions which are reported hereby:

          Date             Number of Units Purchased       Price Per Unit
          ----             -------------------------       --------------
     July 1, 1997                  25,384                        $5.00
     July 1, 1997                 230,508                        $6.00
     July 1, 1997                  39,869                        $6.18

     Each of Senior Living, Mr. Beck and Mr. Stroud disclaims beneficial ownership of the Units owned by the other. The filing of this statement shall not be construed as an admission that any of the Registrants is the beneficial owner of Units with respect to which beneficial ownership is disclaimed. Each Registrant disclaims the existence of a "group" with any person as contemplated by Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended.


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CUSIP No. NONE                      13D                      Page 8 of 11 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth herein, there are no other contracts, arrangements, understandings, agreements or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to Units of the Issuer.

Item 7.        Material to Be Filed as Exhibits.

               Exhibit A    -  Joint Filing Agreement

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CUSIP No. NONE                       13D                     Page 9 of 11 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 9, 1997                 CAPITAL SENIOR LIVING COMMUNITIES, L.P.
                                   a Delaware limited partnership

                                   By:  Retirement Living Communities, L.P.,
                                        an Indiana limited partnership
                                        its sole general partner

                                        By:      Capital Retirement Group, Inc.,
                                                 a Texas corporation,
                                                 its sole general partner



                                                 By:/s/ Jeffrey L. Beck
                                                    --------------------------
                                                    Jeffrey L. Beck,
                                                    Chief Executive Officer


Date: July 9, 1997                      /s/ Jeffrey L. Beck
                                        --------------------------------------
                                        Jeffrey L. Beck


Date: July 9, 1997                      /s/ James A. Stroud
                                        --------------------------------------
                                        James A. Stroud

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CUSIP No. NONE                        13D                   Page 10 of 11 Pages


                                   APPENDIX I

        Executive Officers and Directors of Senior Housing and Retirement



   Name and Business or
     Residence Address                      Positions and Principal Occupation
---------------------------              ---------------------------------------
Jeffrey L. Beck                          Director, Chief Executive Officer and
                                             Assistant Secretary of Senior
                                             Housing and Retirement

James A. Stroud                          Director, Chief Operating Officer and
                                             Secretary of Senior Housing and
                                             Retirement

Keith N. Johannessen                     President of Senior Housing and
                                             Retirement

David R. Brickman                        Vice President of Senior Housing and
                                             Retirement

Rob L. Goodpaster                        National Director of Marketing of
                                             Senior Housing and Retirement

Robert F. Hollister                      Controller of Senior Housing and
                                             Retirement

Each of the persons listed above is a citizen of the United States and, unless otherwise noted, has a business address of 14160 Dallas Parkway, Suite 300, Dallas, Texas 75240.

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CUSIP No. NONE                         13D                  Page 11 of 11 Pages

                                    EXHIBIT A

                             Joint Filing Agreement

     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the depositary units of Healthcare Properties, L.P., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. Each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.


Date: July 9, 1997                 CAPITAL SENIOR LIVING COMMUNITIES, L.P.
                                   a Delaware limited partnership

                                   By:  Retirement Living Communities, L.P.,
                                        an Indiana limited partnership
                                        its sole general partner

                                        By:      Capital Retirement Group, Inc.,
                                                 a Texas corporation,
                                                 its sole general partner


                                                  By:
                                                     ------------------------
                                                    Jeffrey L. Beck,
                                                    Chief Executive Officer


Date: July 9, 1997
                                        --------------------------------------
                                        Jeffrey L. Beck


Date: July 9, 1997
                                        --------------------------------------
                                        James A. Stroud



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